UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
11011 Sunset Hills Road
Reston, Virginia 20190

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
General Dynamics Corporation 401(k) Plan for Represented Employees:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule G, Part III – Nonexempt Transactions for the year ended December 31, 2020, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020, and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2002.
McLean, Virginia
June 17, 2021

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments in Master Trust at fair value	$1,246,427,389	$1,273,436,497
Investments in Master Trust at contract value	333,930,249	332,921,299
Notes receivable from participants	53,937,480	55,572,522
Contributions receivable – employer	8,186,635	7,642,055
Contributions receivable – participant	1,098,060	—
Total assets	1,643,579,813	1,669,572,373
Liabilities:
Accrued administrative expenses	240,042	147,332
Net assets available for benefits	$1,643,339,771	$1,669,425,041
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2020

Additions to net assets attributed to:
Participation in net income of Master Trust	$29,424,706
Interest income from notes receivable from participants	2,379,303
Contributions:
Rollovers	6,780,189
Participant	69,005,375
Employer	38,722,162
Total contributions	114,507,726
Total additions	146,311,735
Deductions from net assets attributed to:
Benefits paid to participants	161,635,107
Administrative expenses	1,473,872
Total deductions	163,108,979
Net decrease prior to transfers	(16,797,244)
Net transfers within the Master Trust	(9,288,026)
Net decrease	(26,085,270)
Net assets available for benefits:
Beginning of year	1,669,425,041
End of year	$1,643,339,771
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019

(1)Plan Description

The following description of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Only employees subject to a collective bargaining agreement are eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that participate in the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).
Effective August 3, 2020, represented employees of OTS Wilkes Barre became eligible for the Plan.
(b)Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.
(c)Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, up to the statutory limits defined by the Internal Revenue Code (IRC). Participants of business units specified in the Plan Document, as applicable, are permitted to contribute from 1% up to 50% of compensation as Roth deferrals or after-tax contributions. The Plan has an automatic enrollment feature which is applied to new employees of certain business units as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).  The Employer matching contribution varies based on the business unit with whom the participant is employed.
Participants at certain business units may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation or other applicable formula. At December 31, 2020 and 2019, $7,281,387 and $7,183,130, respectively, of such discretionary contributions were included as a receivable in the Plan’s financial statements.
(d)Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company in the Plan Document. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
The assets of the Plan that are invested in the General Dynamics Corporation Common Stock are in a separate fund (the GD Stock Fund) which constitutes an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants are given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD Stock Fund in cash or leave the funds in the Plan to be invested in General Dynamics Corporation Common Stock, as provided by the Plan.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(e)Vesting
Participants’ contributions and actual earnings thereon are always 100% vested. Vesting in any Company matching or discretionary contributions varies by business unit, but does not exceed five years.
(f)Notes Receivable from Participants
Except as permitted by the CARES Act amendments disclosed in Note 1(k), the Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Participants can have up to two loans outstanding at any one time, one of which may be a primary residence loan. Loans are issued at the U.S. prime rate of interest. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.
(g)Payment of Benefits
Except as permitted by the CARES Act amendments disclosed in Note 1(k), participants are eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.
(h)Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2020 and 2019, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2020 to reduce Employer contributions were not significant.
(i)Net Transfers Within Master Trust
Net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.
(j)Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks, as well as the risks associated with the on-going Coronavirus pandemic. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(k)CARES Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. Among other things, the CARES Act provides immediate and temporary relief for retirement plan participants with respect to distributions and participant loans. As permitted by the CARES Act, the Plan opted in to implement the following provisions for qualified individuals, as defined by the CARES Act:
•Through December 30, 2020, qualified individuals are permitted to take a distribution in an amount up to $100,000 from the Plan without an early distribution penalty. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.
•Required minimum distributions for calendar year 2020 are waived for retired and retirement-aged individuals.
•Through December 31, 2020, qualified individuals can suspend all plan loan repayments. The suspension is available for both new loans and loans taken before the act became law. Repayments must resume in January 2021, and the plan may extend the loan term by up to one year.
•Through September 22, 2020, qualified individuals who are eligible for a new loan from the Plan are permitted to request a loan of up to $100,000 or 100% of the participant’s vested account balance.

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Participation in net income of the Master Trust and investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
(c)Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 34% and 40% of its investments as of December 31, 2020 and 2019, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(d)Payment of Benefits
Benefits are recorded when paid.
(e)Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
(f)Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. Administrative expenses reimbursed by the Company were not material.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for these and certain other costs incurred on behalf of the Plan. The Company did not seek reimbursement for any costs in 2020.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

(3)Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2017.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(4)Investments
(a)General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 4.0 (formerly, General Dynamics Corporation 401(k) Plan 3.5), the General Dynamics Corporation 401(k) Plan 4.5, the General Dynamics Corporation 401(k) Plan 5.0, and the General Dynamics Corporation 401(k) Plan 6.0, collectively, the Plans. Net assets and participation in the net income (loss) of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon.
The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2020:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$726,423,350	$35,883,283
General Dynamics Corporation common stock	2,835,496,628	530,757,899
Investments in other equity securities	1,433,509,010	54,319,170
Registered investment companies	709,966,981	38,535,686
Interest bearing cash	61,881,276	7,746,211
Overnight deposit accounts	17,951,689	700,269
Collective trusts	10,230,302,215	570,991,955
Fixed-income securities:
US government and municipal	53,337,251	2,785,474
Mortgage and asset-backed	78,912,923	4,121,132
Foreign government	10,505,291	548,626
Corporate debt	1,847,986	96,509
Total investments, at fair value	16,160,134,600	1,246,486,214
Investments, at contract value
Synthetic GICs	2,506,141,006	333,930,249
Non-interest bearing accounts	595,218	29,372
Total assets	18,666,870,824	1,580,445,835

Pending trades payable and accrued expenses	4,955,472	88,197
Total liabilities	4,955,472	88,197
Net assets of Master Trust	$18,661,915,352	$1,580,357,638

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2019:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$420,050,867	$22,163,312
General Dynamics Corporation common stock	3,506,550,180	643,396,392
Investments in other equity securities	1,377,325,785	50,296,697
Registered investment companies	513,741,569	32,123,283
Interest bearing cash	46,700,285	6,010,162
Overnight deposit accounts	29,893,267	1,098,514
Collective trusts	7,582,959,189	507,917,350
Fixed-income securities:
US government and municipal	60,366,634	4,410,539
Mortgage and asset-backed	72,624,848	5,306,154
Foreign government	10,585,238	773,384
Corporate debt	2,211,689	161,592
Total investments, at fair value	13,623,009,551	1,273,657,379
Investments, at contract value
Synthetic GICs	2,296,691,061	332,921,299
Non-interest bearing accounts	1,499,800	78,305
Total assets	15,921,200,412	1,606,656,983

Pending trades payable and accrued expenses	10,168,096	299,187
Total liabilities	10,168,096	299,187
Net assets of Master Trust	$15,911,032,316	$1,606,357,796
The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2020:

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,304,698,135
Interest and dividends	199,933,995
Net investment income	1,504,632,130

Net transfers	1,246,250,906
Total additions	2,750,883,036

Net assets:
Beginning of year	15,911,032,316
End of year	$18,661,915,352
The net appreciation for the Master Trust is net of investment manager fees.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(b)Fully Benefit-Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2020 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
(c)Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the assets or liabilities;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: Accounts primarily consist of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds that are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).
Corporate Debt and Mortgage and Asset-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2020 and 2019:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020:
Participant-Directed brokerage accounts	$726,423,350	$726,423,350	$—	$—
General Dynamics Corporation common stock	2,835,496,628	2,835,496,628	—	—
Investments in other equity securities	1,433,509,010	1,433,509,010	—	—
Registered investment companies	709,966,981	453,744,639	256,222,342	—
Interest bearing cash	61,881,276	61,881,276	—	—
Overnight deposit accounts	17,951,689	17,951,689	—	—
Collective trusts	10,230,302,215	—	10,230,302,215	—
Fixed-income securities:
US government and municipal	53,337,251	—	53,337,251	—
Mortgage and asset-backed	78,912,923	—	78,912,923	—
Foreign government	10,505,291	—	10,505,291	—
Corporate debt	1,847,986	—	1,847,986	—
Total investments, at fair value	$16,160,134,600	$5,529,006,592	$10,631,128,008	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019:
Participant-Directed brokerage accounts	$420,050,867	$420,050,867	$—	$—
General Dynamics Corporation common stock	3,506,550,180	3,506,550,180	—	—
Investments in other equity securities	1,377,325,785	1,377,325,785	—	—
Registered investment companies	513,741,569	316,784,419	196,957,150	—
Interest bearing cash	46,700,285	46,700,285	—	—
Overnight deposit accounts	29,893,267	29,893,267	—	—
Collective trusts	7,582,959,189	—	7,582,959,189	—
Fixed-income securities:
US government and municipal	60,366,634	—	60,366,634	—
Mortgage and asset-backed	72,624,848	—	72,624,848	—
Foreign government	10,585,238	—	10,585,238	—
Corporate debt	2,211,689	—	2,211,689	—
Total investments, at fair value	$13,623,009,551	$5,697,304,803	$7,925,704,748	$—

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Employer contributions.

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Employer matching contribution, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 19,052,594 and 19,883,546 shares of the Company’s common stock as of December 31, 2020 and 2019, respectively. Dividends earned by the Master Trust on the Company’s common stock were $84,427,465 for the year ended December 31, 2020.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. The Northern Trust Company provides certain investment management and consulting services to the Plan. The Plan also invests, through the Master Trust, in investment funds managed by The Northern Trust Company, or its affiliates. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2020 and 2019, as reported in the financial statements to the Form 5500:

	2020	2019
Net assets available for benefits as reported in the financial statements	$1,643,339,771	$1,669,425,041
Delinquent notes receivable in financial statements recorded as deemed distributions in the Form 5500	(4,622,415)	(4,420,360)
Net assets available for benefits as reported in the Form 5500	$1,638,717,356	$1,665,004,681
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2020, as reported in the financial statements to the net decrease in net assets reported in the Form 5500:

Net decrease in net assets per financial statements	$(26,085,270)
Deemed distributions of participant loans reported in the 2020 Form 5500	(4,622,415)
Deemed distributions of participant loans reported in the 2019 Form 5500	4,420,360
Net decrease in net assets per the Form 5500	$(26,287,325)

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2020 and 2019
(8)Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 17, 2021, which is the date the financial statements were available to be issued. No events were deemed relevant for disclosure.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Schedule G, Part III - Nonexempt Transactions
For the year ended December 31, 2020

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction (including interest rate, maturity, collateral, par or maturity value)	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expense incurred with transaction	(h) Cost of assets	(i) Current value of asset	(j) Net gain or (loss)

Part III
Aon Consulting, Inc.	Consultant	See * below	$—	$32,072	$—	$—	$32,066	$32,072	$6

* This amount represents an overpayment of expenses paid in 2020 by the Plan. This error and any earnings thereon were corrected in 2020.

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2020

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $14,301			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [ ]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2020	14,301	—	—	—
See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-8.75%)	#	$49,315,065

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan for Represented Employees

by	/s/ Kimberly Kuryea
Kimberly Kuryea Senior Vice President, Human Resources and Administration
Dated: June 17, 2021